MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended December 31, 2015 and 2014

The following Management’s Discussion and Analysis (“MD&A”) for Timmins Gold Corp. together with its wholly owned subsidiaries (“Timmins” or “the Company”) is prepared as of March 16, 2016 and relates to the financial condition and results of operations for the years ended December 31, 2015 and 2014. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the audited consolidated financial statements (“consolidated financial statements”) and related notes for the years ended December 31, 2015 and 2014 which have been prepared using accounting consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”).

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The years ended December 31, 2015 and 2014 are also referred to as “fiscal 2015” and “fiscal 2014”, respectively. All amounts are presented in United States dollars, the Company’s presentation currency, unless otherwise stated. References to “C$” and “MXP” are to Canadian dollars and Mexican pesos, respectively.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, “Cautionary Note to U.S. Investors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. The Company has included the non-GAAP performance measures of cash cost per gold ounce on a by-product basis, all-in sustaining cash cost per gold ounce on a by-product basis, adjusted earnings and total comprehensive income and adjusted earnings per share throughout this document. For further information and detailed calculations of these measures, see the “Non-GAAP and additional GAAP Measures” section of this document.

FISCAL 2015 HIGHLIGHTS

Financial performance

-

Metal revenues were $109.2 million, compared to $154.1 million during fiscal 2014. This represents a 29.1% decrease from the prior year, primarily due to a reduction in gold ounces sold to 93,196 ounces from 121,441 ounces. The average London PM Fix price was $1,160 per gold ounce, compared to $1,266 per gold ounce during fiscal 2014. This represents an 8.4% decrease over the prior year and was also a contributing factor to the decrease in metal revenues over fiscal 2014.

-

As a result of the sustained decrease in the gold price during fiscal 2015 and subsequent changes to the San Francisco Mine (“the Mine”) plan, as well as changes to the Company’s areas of exploration focus and changes to the estimated recoverable ounces contained within the leach pad inventory, the Company recorded a total impairment of mineral properties, plant and equipment and other assets of $228.4 million during the year.

-

Loss from operations was $241.8 million, compared to earnings from operations of $22.2 million during fiscal 2014. This difference was mainly due to the impairment charge of $228.4 million during the period as well as decreased metal revenues.

-	Loss and total comprehensive loss were $190.3 million or $0.77 per share, compared to earnings and total comprehensive income of $9.2 million or $0.06 per share during fiscal 2014.

-

Cash provided by operating activities were $13.3 million or $0.05 per share, compared to $33.1 million or $0.20 per share during fiscal 2014. This represents a 59.8% and 75.0% decrease, respectively, from the prior year.

-

Cash provided by operating activities during Q4 2015 were $2.1 million, compared to cash used in operating activities during Q4 2014 of $2.7 million. During Q4 2015, $5.4 million was spent on exploration, sustaining capital, expansion programs and payment of prior quarter payables related to capital items, compared to $9.2 million during Q4 2014. In addition, during Q4 2014 the Company spent $10.8 million as part of the cash consideration paid on the acquisition of the Caballo Blanco gold project.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

-

Cash and cash equivalents and restricted cash at December 31, 2015 were $9.2 million and $2.3 million, respectively, after investing $7.1 million on exploration, $0.8 million on sustaining capital, $6.6 million on expansion programs and $17.5 million on deferred stripping. Subsequent to December 31, 2015, the Company received $5.7 million of the $9.1 million VAT receivable.

-

Cash and cash equivalents at December 31, 2014 were $26.9 million after investing $6.8 million on exploration, $2.0 million on sustaining capital, $12.5 million on expansion programs, $15.0 million on deferred stripping and $10.8 million as part of the cash consideration paid on the acquisition of Caballo Blanco. In addition, the Company repaid C$5.0 million ($4.5 million) of its loan facility during fiscal 2014.

-

On October 2, 2015, the Company reported a small tear in the liner of the new leach pads at the San Francisco Mine. This incident was immediately reported to the Mexican environmental agency, PROFEPA. The small tear in the liner was repaired and approval was received from PROFEPA to continue irrigation in the area.

Operating performance

-

The Company produced and sold, 93,353 and 93,196 ounces of gold, respectively, compared to 120,023 and 121,441 ounces of gold, respectively, during fiscal 2014. The change from prior year is primarily due to a reduction in average processing grade to 0.51 g/t Au, compared to the fiscal 2014 average of 0.62 g/t Au, which resulted in fewer ounces of gold available for processing. More specifically, 138,031 ounces of gold were loaded to the leach pads, compared to 171,421 ounces of gold during fiscal 2014. This reduction was in accordance with the Company’s mine plan.

-

The Company’s cash cost per ounce on a by-product basis was $1,017 (all-in sustaining cash cost per ounce on a by- product basis - $1,144), compared to $790 (all-in sustaining cash cost per ounce on a by-product basis - $925) during fiscal 2014. This increase in cash costs over the prior year is primarily driven by an increased strip ratio and by fewer ounces being produced during fiscal 2015.

Key developments

-

On May 26, 2015, the Company completed the all share acquisition of Newstrike Capital Inc. (“Newstrike”) for total consideration of $67.2 million. Newstrike’s principal asset is the Ana Paula gold project (“Ana Paula”) in Guerrero, Mexico.

-

On October 19, 2015, the Company completed a C$6.0 million ($4.6 million) non-brokered private placement with Goldcorp Inc. (“Goldcorp”) consisting of 20 million common shares at a price of C$0.30 ($0.23) per unit. Each unit consists of one share and one half of a warrant, each whole warrant (a “warrant”) being exercisable for one common share of the Company at a price of C$0.35 ($0.27) per share for a term of 24 months. This private placement was in connection with the Company’s agreement to purchase a processing plant (“Plant”) from Goldcorp for total consideration of C$8.0 million ($6.1 million). The cash received from the private placement is restricted to use for disassembly of the Plant.

-	On December 31, 2015, the Company renegotiated the $10.2 million loan facility with an extension of the maturity date to January 31, 2016 with the annual interest rate remaining at 9.0%.

RECENT DEVELOPMENTS

-

On January 26, 2016, the Company finalized an agreement with Sprott Resource Lending Partnership and Goldcorp Inc. (the “Lenders”) to refinance the $10.2 million loan. The new credit facility has a maturity date of June 30, 2016. Interest is payable monthly at a rate of 12% per annum, and the principal amount outstanding is payable on the maturity date. In consideration of the refinancing, the Company will pay a bonus to the Lenders under the credit facility of $0.4 million on the earlier of the repayment of the loan and June 30, 2016. The bonus is payable at the option of each Lender, in relation to its proportion of the credit facility, in cash or in common shares of the Company. Any shares issued in connection with the bonus payment shall be issued at a deemed price equal to the volume weighted average price per share on the TSX for the ten days immediately preceding issuance, less 10%.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

OVERVIEW OF THE BUSINESS

Timmins Gold Corp. is a gold producer engaged in the operation, development, exploration and acquisition of resource properties in Mexico. The Company owns and operates the San Francisco Mine in the state of Sonora, Mexico. The Mine and the La Chicharra pit are collectively known as the “Gold Property”. The Company has title to approximately 20,000 hectares of exploration claims in and around the Gold Property.

The Company also holds 100% of the Ana Paula gold project which is an advanced stage development project in the prospective Guerrero Gold Belt. The Guerrero Gold Belt is host to various significant gold discoveries and operations with current gold resources in excess of 25 million ounces of gold. The project is comprised of two claims totalling approximately 4,200 hectares at the north-west end of the Guerrero Gold Belt, with approximately 38,000 additional hectares in the surrounding area. Ana Paula is located in the north central part of the State of Guerrero in southern Mexico, 180 km from Mexico City and 250 km away from the port city of Acapulco which has an international airport.

The Company is progressing the Ana Paula gold project through to a feasibility study anticipated to be completed during fiscal 2017. The development of Ana Paula is a primary focus of the Company pending financial outcomes in fiscal 2016.

The Company also holds 100% of the Caballo Blanco gold project which is an advanced stage open pit heap leach gold project located 65 km Northwest of Veracruz, Mexico. The project consists of two areas of epithermal gold mineralization, the Northern Zone and the Highway Zone, contained within 12 mineral concessions covering approximately 23,000 hectares. Caballo Blanco is accessed via paved roads and has on-site power and clean water.

For each of Ana Paula and Caballo Blanco, management believes that the current resources can be expanded/upgraded and the project economics described in the Preliminary Economic Assessments (“PEA”) can be improved with additional drilling, metallurgical test work, mine design and capital expenditure efficiency. The PEAs for both Ana Paula and Caballo Blanco can be found on the Company’s website at www.timminsgold.com.

In planning for the Company’s future, management looks to create shareholder value through de-risking and development of the attractive Ana Paula project, adherence to strict cost controls, prudent management of the balance sheet and through other accretive means.

The Company’s common shares are listed on the TSX (TMM) and the NYSE MKT (TGD). Further details on Timmins Gold Corp. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.timminsgold.com.

OUTLOOK

San Francisco Mine

The San Francisco Mine is expected to produce between 75,000 and 85,000 gold ounces for fiscal 2016 at a cash cost of $750 to $850 per gold ounce.

A comprehensive review has been completed on all inputs used in derivation of the mine plan as well as review and revision of all facets of mine operations to increase efficiency and precision. As a result of the recently completed review of operations based on the prevailing gold price, management has revised its operating plan for the San Francisco Mine.

The current plan remains that open pit operations at the San Francisco Mine will continue to Q4 2016, at which point the Mine would be placed on care and maintenance. Heap leach operations would continue until early-2017. In the event that economic circumstances permit, the Company could continue to exploit some or all of the reserves as outlined in the most recently published NI-43 101 Technical Report (dated December 6, 2013).

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

Ana Paula

Ana Paula is a cornerstone asset for the Company. Since acquiring Ana Paula in May 2015, work continues to advance the project towards a feasibility study level, which includes the following:

-	Acquisition of processing plant and infrastructure;
-	Completed 2,000 meter drill program that provides metallurgical test work samples;
-	Updating the current resource;
-	Optimizing the mine plan;
-	Optimizing process flowsheets; and,
-	Initial work in support of the permitting process.

During Q4 2015, Timmins acquired a processing plant and infrastructure used in the operation of Goldcorp’s El Sauzal Mine in Chihuahua, Mexico. The El Sauzal Mine was operational until December 2014 when its closure process began.

The acquisition of the Plant for future use at Ana Paula may result in capital savings of approximately $40.0 million and will allow for the project schedule to be shortened. The Plant matches well with the envisioned flowsheet (process, throughput, etc.) for Ana Paula.

Fiscal 2016 spending on the Ana Paula project is budgeted for $6.0 million, the majority of which is related to the El Sauzal mill disassembly and relocation. The Company has prefunded $2.3 million of this spend with the cash received in connection with the C$6.0 million ($4.6 million) private placement with Goldcorp. Additionally, the final payment to Goldcorp of C$4.0 million ($2.9 million) is due in November 2016.

Caballo Blanco

Since acquiring the Caballo Blanco asset in December 2014, the Company continues to advance the project and has:

-	Engaged with government authorities, community members and other stakeholders;
-	Initiated a thorough review and update of the current Environmental Impact Assessment; and,
-	Commenced technical optimization studies.

Fiscal 2016 spending on the Caballo Blanco project is budgeted at $0.2 million.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

REVIEW OF ANNUAL FINANCIAL RESULTS

		Year ended		Year ended		Year ended
		December 31,		December 31,		December 31,
		2015		2014		2013

Gold sold (oz)		93,196		121,441		118,550

Silver sold (oz)		52,047		85,262		68,512

Average realized gold price (per oz)		$1,172		$1,269		$1,358

Average London PM fix gold price (per oz)		$1,160		$1,266		$1,411

Metal revenues		$109,192		$154,068		$160,593

(Loss) earnings from operations		$(241,778)		$22,167		$41,141

(Loss) earnings and total comprehensive (loss) income		$(190,311)		$9,187		$15,343

(Loss) earnings per share

- Basic		$(0.77)		$0.06		$0.11

- Diluted		$(0.77)		$0.06		$0.11
Cash provided by operating activities		$13,290		$33,054		$52,413

Cash dividends declared	$	Nil	$	Nil	$	Nil

Total assets		$152,837		$311,947		$268,514

Total long-term liabilities		$10,461		$60,446		$57,721

Fiscal 2015 Results

The Company incurred a loss of $190.3 million, compared to earnings of $9.2 million for fiscal 2014 as a result of the following factors:

Metal revenues

The Company sold 93,196 gold ounces at an average realized gold price of $1,172 per ounce, compared to sales of 121,441 gold ounces at an average realized gold price of $1,269 per ounce during fiscal 2014. This represents a decrease of 23.3% in gold ounces sold and a decrease of 7.6% in realized gold price over fiscal 2014, resulting in metal revenues from mining operations of $109.2 million, compared to $154.1 million during fiscal 2014.

Cost of sales

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and were $95.5 million, compared to $97.5 million during fiscal 2014. This reduction is due to the fewer tonnes processed during fiscal 2015, partially offset by a higher amount of waste material being charged to production costs during Q4 2015 rather than being capitalized as deferred stripping, which was the prior year accounting treatment.

Depletion and depreciation costs form a component of cost of sales and were $16.5 million, compared to $18.6 million during fiscal 2014. This change is substantially attributed to the lower number of gold ounces sold during the current year, in addition to fewer ounces being deposited onto the leach pad reducing the depletion expense on a per ounce basis.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

Impairment of mineral properties and other assets

The Company recorded a total impairment of mineral properties and other assets of $228.4 million during fiscal 2015 (fiscal 2014 - $1.8 million) as a result of significant changes to the San Francisco Mine plan, changes to the Company’s areas of exploration focus, as well as changes to the estimated recoverable ounces contained within the leach pad inventory and expected usage of supplies inventory. The individual components of the total impairment of mineral properties and other assets are described below.

Significant changes to the San Francisco Mine plan were required as a result of the sustained decrease in gold price during 2015. Revisions to the mine plan included a focus on maximizing the operating cash flows, which resulted in a reduced mine life. Other changes included an increase in the mining and processing grades, while total tonnage to be extracted decreased significantly as the number of waste tonnes extracted will be reduced. As a result of these changes, an impairment assessment was required in order to determine whether the net realizable value of the San Francisco Mine was less than its carrying value. As a result of this impairment assessment (using an estimated long-term gold price of $1,150 per ounce), an impairment charge of $177.1 million was recognized against the net book value of the mineral properties, plant and equipment.

The $177.1 million impairment charge was allocated to the mineral properties, plant and equipment as follows: $54.1 million related to capitalized stripping charges; $16.2 million related to capitalized La Chicharra costs; and the remaining $106.8 million was allocated to the carrying value of the Mine, plant and equipment on site. The net book value of the deferred stripping and La Chicharra are $nil. In accordance with the current mine plan, future stripping costs at the Mine and costs relating to La Chicharra, if any, will form part of production costs rather than deferred. In the event that the mine plan is revised, due to a significant and sustained increase in the gold price, future stripping costs may be deferred in accordance with IFRS.

During fiscal 2014, the Company recognized an impairment charge of $1.8 million in order to write off the San Onesimo, El Capomo and Marisol exploration projects. The Company’s areas of exploration focus will be Ana Paula and Caballo Blanco. It is not management’s intention to carry out further exploration activities on the other claims held by the Company in the current gold price environment. As a result, during fiscal 2015 an impairment charge was recognized on all other capitalized exploration costs for an amount of $6.9 million, bringing the carrying value on such capitalized exploration costs to $nil. The remaining net book value of exploration and evaluation assets on the balance sheet relates solely to the Ana Paula and Caballo Blanco assets.

As there were no indicators of impairment on the Ana Paula and Caballo Blanco assets, no impairment charges were recognized on these assets. As noted in the PEA’s for these two assets, the pre-tax net present value at a 5% discount rate for Ana Paula (at $1,200/oz) is $332.4 million and for Caballo Blanco (at $1,200/oz) is $124.3 million. The carrying values of Ana Paula and Caballo Blanco are $69.9 million and $29.7 million, respectively. Given that the pre-tax net present value for both assets is significantly higher than their carrying values, no indicators of impairment were identified.

Also resulting from the sustained decrease in gold price, an impairment assessment was completed on the recoverability of the unprocessed low grade ore stockpile. It was determined that this material could not be processed economically using a long-term gold price of $1,150 per ounce. As a result, an impairment charge of $6.1 million was recognized against the net book value of the unprocessed low grade ore stockpile, bringing its net book value on the balance sheet to $nil.

Based on the continued evaluation of actual recoveries being realized with the irrigation and processing of ore tonnes stacked on the previously used leach pads, the Company determined a revised estimate of the recoverable gold ounces contained as inventory on those leach pads. The revised estimate of recoverable gold ounces is less than previous estimations that were based upon feasibility test work. As a result, an impairment analysis was completed on the estimated gold ounces contained in leach pad inventory using the revised number of gold ounces expected to be recovered over the next several months. Based on this analysis, an impairment charge of $35.0 million was recognized against the net book value of ore in process.

Based on the changes to the San Francisco Mine plan that estimates mining operations ceasing in Q4 2016, an assessment was performed on the usage and recoverability of supplies inventory prior to such time. As a result of this assessment, an impairment charge of $3.3 million was recognized against the net book value of supplies inventory.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

Corporate and administrative expenses

Corporate and administrative expenses decreased to $10.5 million from $14.0 million in fiscal 2014. The significant cash components of these expenses include salaries, consulting and professional fees. Salaries increased to $4.0 million from $3.8 million during fiscal 2014 primarily due to termination benefits of $1.1 million which were partially offset by a reduction in annual performance bonuses to employees. Consulting and professional fees decreased significantly to $2.7 million from $5.3 million in fiscal 2014. This decrease is mainly attributable to $2.2 million in expenses related to a shareholder proxy contest and other consulting fees incurred during fiscal 2014. The significant non-cash component of these expenses includes share-based payments. This expense was $1.6 million, compared to $1.4 million during fiscal 2014 as a result of additional share options being granted to employees during fiscal 2015.

Finance expense

Finance expense was $0.6 million, compared to $1.9 million in fiscal 2014. This decrease from the prior year is significantly due to a $0.6 million gain on revaluation of the warrant liability. The warrant liability arose from granting warrants to Goldcorp as part of the private placement that closed on October 17, 2015. These warrants expire two years from the date of grant. Warrants are a liability that require periodic revaluation. As a result of the decrease in the Company’s share price after the warrants were granted, the fair value of the warrant liability decreased creating a non-cash gain.

Income taxes

Income tax recovery was $50.3 million, compared to an income tax expense of $10.8 million during fiscal 2014.

The current tax expense decreased to $0.4 million from $10.2 million during fiscal 2014. The driver for this decrease was the loss from mine operations of $2.9 million compared to earnings from mine operations of $38.0 million during fiscal 2014.

Deferred tax recovery was $50.7 million, compared to a deferred tax expense of $0.6 million during fiscal 2014. This difference was caused by unwinding the deferred tax liability related to the assets that were impaired during the current year. The impairment charge reduced the carrying value of the applicable assets to approximate the value for tax purposes. This had the effect of eliminating temporary differences and associated deferred tax liability.

Total assets

Total assets decreased to $152.8 million, compared to $311.9 million during fiscal 2014. This decrease was primarily due to impairment changes of $228.4 million during the current year and was partially offset by the acquisition of Newstrike for $67.2 million.

Total long-term liabilities

Total long-term liabilities decreased to $10.5 million, compared to $60.4 million during fiscal 2014. This decrease was primarily due to a $50.7 million reversal of the deferred tax liabilities as a result of the impairment charge taken during fiscal 2015, partially offset by an increase in the provision for site reclamation and closure of $2.1 million.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

REVIEW OF QUARTERLY FINANCIAL RESULTS

		Q4		Q3		Q2		Q1		Q4		Q3		Q2		Q1
		2015		2015		2015		2015		2014		2014		2014		2014

Gold sold (oz)		22,785		23,387		22,869		24,155		25,007		26,671		33,000		36,763

Silver sold (oz)		13,158		10,539		13,041		15,309		16,322		18,800		23,493		26,647

Average realized gold price (per oz)		$1,111		$1,137		$1,216		$1,221		$1,216		$1,284		$1,284		$1,280

Average London PM fix gold price (per oz)		$1,105		$1,124		$1,192		$1,218		$1,201		$1,282		$1,288		$1,294

By-product cash cost (1) (per oz)		$1,153		$1,026		$968		$925		$930		$856		$730		$703

Metal revenues		$25,310		$26,585		$27,805		$29,492		$30,400		$34,235		$42,383		$47,050

(Loss) earnings from operations		$(9,453)		$(230,243)		$(1,860)		$(222)		$(1,854)		$3,914		$7,246		$12,861

(Loss) earnings		$(9,517)		$(180,713)		$629		$(710)		$(3,701)		$1,567		$3,216		$8,105

(Loss) earnings per share
- Basic		$(0.14)		$(0.63)		$0.00		$(0.00)		$(0.02)		$0.01		$0.02		$0.05

- Diluted		$(0.14)		$(0.63)		$0.00		$(0.00)		$(0.02)		$0.01		$0.02		$0.05
Cash provided by (used in) operating activities		$2,091		$(909)		$4,608		$7,500		$(2,726)		$4,819		$18,702		$12,259

Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil

(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.

Q4 2015 Results

The Company had a loss of $9.5 million, compared to a loss of $3.7 million for Q4 2014 as a result of the following factors:

Metal revenues

The Company sold 22,785 gold ounces at an average realized gold price of $1,111 per ounce, compared to sales of 25,007 gold ounces at an average realized gold price of $1,216 per ounce during Q4 2014. This represents a decrease of 8.9% in gold ounces sold and a decrease of 8.6% in realized gold price over Q4 2014, resulting in metal revenues from mining operations of $25.3 million, compared to $30.4 million during fiscal 2014.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

Cost of sales

Production costs, which comprise the full cost of operations less depreciation and depletion, form a component of cost of sales and were $26.5 million, compared to $23.5 million during Q4 2014. The significant driver for this increase over the prior year is the change in costing of stripping charges at the Mine. Commencing October 1, 2015, all costs of waste removal are allocated to production costs, whereas in prior quarters only a certain portion of waste removal was allocated to production costs, with the remaining portion being capitalized as deferred stripping on the balance sheet.

Depletion and depreciation costs form a component of cost of sales and were $3.4 million, compared to $4.4 million during Q4 2014. This decrease resulted mainly from the decreased number of gold ounces sold compared to the same prior year period.

Impairment of mineral properties and other assets

As a result of the additional waste material being charged to production costs, rather than capitalized as deferred stripping, it was determined that an impairment of the carrying value of ore in process to the lower of cost and net realizable value (“NRV”) was required for the current quarter. NRV is calculated as the incurred cost plus additional costs to be incurred to process the ore into gold doré bars. Based on this determination, an impairment of $1.7 million was recognized against the net book value of the ore in process.

Corporate and administrative expenses

Corporate and administrative expenses were $3.0 million, compared to $2.6 million during Q4 2014. The significant components of these expenses include salaries, consulting and professional fees. Salaries increased to $1.6 million from $0.8 million during Q4 2014 due to termination benefits of $1.1 million in Q4 2015. Consulting and professional fees increased slightly to $0.8 million from $0.5 million during Q4 2014 as a result of additional consulting work. The significant non-cash component of these expenses includes share-based payments. This expense was $0.4 million compared to $0.5 million during Q4 2014 due to fewer options being granted during Q4 2015 compared to Q4 2014.

Finance expense

Finance income was $0.5 million, compared to finance expense of $0.6 million during Q4 2014. The principal causes of this change are the $0.6 million and $0.3 million gains on revaluation of warrant liability and Caballo Blanco contingent payment, respectively.

Income taxes

Income tax expense was $1.5 million, compared to $0.5 million during Q4 2014.

The current tax expense was $0.2 million, compared to a current tax recovery of $1.8 million during Q4 2014. The current tax expense relates to withholding taxes, whereas the prior year recovery relates to losses incurred during Q4 2014.

Deferred tax expense was $1.3 million, compared to $2.3 million during Q4 2014, due to adjustments of the deferred tax liability related to timing differences.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

SAN FRANCISCO GOLD MINE - OPERATIONS REVIEW

The Mine, which was commissioned in April 2010, is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora. The Mine is an open pit operation, with crushing and heap leach processing facilities. The following is a summary of the Mine’s production statistics:

	Three months ended December 31,		Years ended December 31,
	2015	2014	2015	2014

Ore processed (t)	1,921,060	2,101,873	8,448,731	8,622,579

Average ore processed grade (g/t Au)	0.46	0.56	0.51	0.62

Ore mined (dry tonnes)	1,712,867	1,944,436	7,880,292	8,796,579

Average ore mined grade (g/t Au)	0.49	0.65	0.54	0.64

Ore from low grade stockpile (t)	-	260,406	65,161	408,426

Average ore from stockpile grade (g/t Au)	-	0.29	0.26	0.29

Ore stockpiled (t)	968	158,625	176,650	913,318

Average ore stockpiled grade (g/t Au)	0.33	0.22	0.28	0.24

Waste mined (t)	6,857,052	6,417,044	27,007,221	23,955,903

Total mined (t)	8,569,919	8,361,480	34,887,513	32,752,482

Strip ratio	4.00	3.30	3.43	2.72

Total days in period	92	92	365	365

Gold deposited on pad (oz)	28,314	38,078	138,031	171,421

Average ore processed per day (t/d)	20,881	22,846	23,147	23,624

Average total mined (t/d)	93,151	90,886	95,582	89,733

Gold produced (oz)	22,943	25,007	93,353	120,023

Silver produced (oz)	13,158	16,322	52,047	85,262

The Company produced 22,943 gold ounces and 13,158 silver ounces during Q4 2015, compared to 25,007 gold ounces and 16,322 silver ounces during the same prior year period. The Company produced 93,353 gold ounces and 52,047 silver ounces during fiscal 2015, compared to 120,023 gold ounces and 85,262 silver ounces during fiscal 2014. The change from prior year is due to an expected decrease in processing grade.

The Company mined a total of 8.6 million tonnes from the Mine during Q4 2015, compared to 8.4 million tonnes during Q4 2014. Dry tonnes of ore mined were 1.7 million tonnes of ore during Q4 2015, compared to 1.9 million tonnes of ore during Q4 2014. The strip ratio increased to 4.00 during Q4 2015 from 3.30 due to mining through zones in the current pit phase which contained higher than average waste tonnage versus the phases of the Mine which were mined during the prior year. The difference between the ore processed and ore mined relates to the processing of previously mined ore that was stockpiled on the run-of-mine pad during fiscal 2015.

The Company mined a total of 34.9 million tonnes from the Mine during fiscal 2015, compared to 32.8 million tonnes during fiscal 2014. Dry tonnes of ore mined were 7.9 million tonnes of ore during fiscal 2015, compared to 8.8 million tonnes of ore during fiscal 2014. The strip ratio increased to 3.43 during fiscal 2015 from 2.72 during the prior year period as a result of mining phases of the Mine that had a higher strip ratio than other phases of the Mine which were mined during the prior year.

The average grade of ore processed during Q4 2015 was 0.46 g/t Au, compared to the same prior year period of 0.56 g/t Au. The average grade of ore mined during Q4 2015 was 0.49 g/t Au, compared to the same prior year period of 0.65 g/t Au. The average grade of ore processed during fiscal 2015 was 0.51 g/t Au, compared to the same prior year period of 0.62 g/t Au due to a planned change in processed ore grade. The average grade of ore mined during fiscal 2015 was 0.54 g/t Au, compared to the same prior year period of 0.64 g/t Au.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

At December 31, 2015, the Company has a working capital deficiency of $13.8 million and an accumulated deficit of $119.7 million. Its current liabilities include a $1.5 million debenture and a $10.0 million loan facility which are repayable on May 31, 2016 and June 30, 2016, respectively. The Company is reviewing alternatives to repay or refinance these liabilities as they come due. At recent metal prices, the Company anticipates that funds from operating cash flow will be sufficient to meet the Company’s other working capital requirements and capital expenditures during fiscal 2016.

Factors that may affect the Company’s liquidity are continuously monitored. These factors include the market price of gold, production levels, cash cost per gold ounce on a by-product basis, capital costs, exploration expenditures, the timing of VAT recoveries, and foreign currency fluctuations. In the event that the Company is adversely affected by any of these factors and, as a result, the operating cash flows are not sufficient to meet the Company’s working capital requirements, there is no guarantee that the Company would be able to raise additional capital on acceptable terms to fund a potential cash shortfall. Consequently, the Company is subject to significant liquidity risk.

At December 31, 2015, the Company had cash and cash equivalents on hand of $9.2 million and a VAT receivable of $9.1 million; however, the Company has $32.5 million in trade payables and accrued liabilities, $10.0 million in debt related to the loan facility maturing on June 30, 2016, $1.5 million related to a debenture maturing on May 31, 2016, and $1.2 million related to equipment financing resulting in the $13.8 million working capital deficiency.

From time to time, the Company enters into short-term options contracts whereby the Company purchases the option to sell gold ounces at a set price (“put option”) and finances the purchase price of this put option by selling the right to purchase a number of the Company’s gold ounces at a set price (“call option”). As a result, the Company has placed a minimum floor sales price and a maximum sales price on the ounces that are subject to these contracts. At December 31, 2015, no such contracts existed. In 2016, the Company placed 3,200 gold ounces under these contracts with expiry dates through to June 30, 2016 with a floor sales price of $1,075/oz and a weighted average maximum sales price of $1,120/oz. At March 16, 2016, all 3,200 options contracts were unsettled.

A portion of the Company’s gold ounces are occasionally committed for near-term delivery. At December 31, 2015, no such commitments existed. After December 31, 2015, 13,000 gold ounces were committed for delivery from January to April at a gold price of $1,083/oz. At March 16, 2016, 3,000 of these gold ounces are remaining for delivery.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

A summary of non-discounted liabilities and future operating commitments are as follows:

		Within
	Total	1 year	2 - 5 years
Maturity analysis of financial liabilities

Trade payables and accrued liabilities	$32,451	$32,451	$-
Loan facility	10,233	10,233	-
Equipment financing	1,229	851	378
Interest payments on loan facility and equipment
financing	597	591	6
	44,500	44,116	384
Commitments

Future operating commitments (1) (2)	29,195	29,195	-
Provision for site reclamation and closure (3)	3,981	-	3,981
Other provisions (4)	1,113	1,113	-
Provision for contingent payment	5,000	-	5,000
	39,289	30,308	8,981
Total financial liabilities and commitments	$83,789	$74,424	$9,365

(1)

The future operating commitments of the Company are mainly due to the mining contract with Peal de Mexico, S.A. de C.V. (“Peal”). The original Peal contract was for 42 months, however an addendum was signed effective November 1, 2012 for five years (December 31, 2015 - 22 months remaining) and covers substantially all mining services at a fixed cost per tonne of material mined. The Peal commitment is based on the expected tonnage for 2016. Operating commitments also includes a guarantee provided by the Company for the office premises at its corporate office.

(2)

Contractual commitments are defined as agreements that are enforceable and legally binding. Certain of the contractual commitments may contain cancellation clauses; the Company discloses the contractual operating commitments based on management's intent to fulfil the contracts.

(3)	Provision for site reclamation and closure represents the undiscounted amount of the estimated cash required to settle the retirement obligations of the San Francisco Mine.

(4)

Other provisions represent the undiscounted amount of the demobilization costs related to the Peal contract, whereby the Company is responsible for demobilization costs payable one month prior to the end of the mining contract. This obligation has been recorded at an annualized discount rate of 1.4%, reflecting the implied interest rate, and calculated according to the formula stipulated in the contract. At December 31, 2015, this obligation was determined to be $1.1 million.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

Cash flow

	Three months ended December 31,		Years ended December 31,
	2015	2014	2015	2014
Cash provided by (used in) operating activities	$2,091	$(2,726)	$13,290	$33,054
Cash used in investing activities	$(5,239)	$(20,012)	$(31,731)	$(47,113)
Cash provided by (used in) financing activities	$4,364	$(226)	$3,572	$18,773

Cash provided by operating activities was $2.1 million during Q4 2015, compared to cash used in operating activities of $2.7 million during Q4 2014. The main causes of this change were: an increase in VAT recoveries of $6.7 million, compared to $nil during Q4 2014; payment of $3.0 in VAT relating to the Caballo Blanco transaction in Q4 2014; movements in trade receivables increased cash by $2.0 million during Q4 2015, compared to a decrease of $4.6 million during Q4 2014; movements in inventories decreased cash by $0.1 million in Q4 2015, compared to a decrease of $0.6 million in Q4 2014; and changes in trade payables and other liabilities increased cash by $3.5 million during Q4 2015, compared to an increase of $0.2 million during Q4 2014.

Cash used in investing activities was $5.2 million during Q4 2015, compared to $20.0 million during Q4 2014. The main causes of this change were: exclusion of deferred stripping during Q4 2015 in investing activities, compared to $4.7 million during Q4 2014; and $10.8 million cash paid to acquire Caballo Blanco in Q4 2014.

Cash provided by financing activities was $4.4 million during Q4 2015, compared to cash used in financing activities of $0.2 million during Q4 2014. The significant cause of this difference is the private placement with Goldcorp for C$6.0 million ($4.6 million) during Q4 2015. These funds are restricted to use for disassembly of the Plant.

Cash provided by operating activities was $13.3 million during fiscal 2015, compared to $33.1 million during fiscal 2014. The principal reasons for this change were: the decrease in the number of gold ounces sold and the drop in average realized gold price resulting in a loss from mining operations of $2.9 million compared to income of $38.0 million during fiscal 2014; movements in trade receivables increased cash by $6.7 million during fiscal 2015, compared to a decrease of $4.8 million during fiscal 2014; movements in inventories increased cash by $0.4 million in fiscal 2015, compared to a decrease of $2.9 million in fiscal 2014; and changes in trade payables and other liabilities increased cash by $0.9 million during fiscal 2015, compared to a decrease of $1.2 million during fiscal 2014.

Cash used in investing activities was $31.8 million during fiscal 2015, compared to $47.1 million during fiscal 2014. These movements are the direct result of a decrease in capital project spending during fiscal 2015 compared to fiscal 2014, and the $10.8 million acquisition of Caballo Blanco during Q4 2014.

Cash provided by financing activities was $3.6 million during fiscal 2015 compared to $18.8 million during fiscal 2014. The causes of this change were proceeds from the private placement of C$6.0 million ($4.6 million) compared with a financing in fiscal 2014 for net proceeds of $24.2 million that was partially offset by repayment of C$5.0 million ($4.5 million) of the loan facility.

At the Mine, approximately 35% of the operating expenditures are denominated in Mexican pesos, while approximately 65% of the corporate and administrative expenditures are denominated in Canadian dollars. Fluctuations in these currencies affect costs. During Q4 2015, the Mexican peso averaged MXP 16.76 to $1.00, and the Canadian dollar averaged C$1.34 to $1.00. During Q4 2014, the Mexican peso averaged MXP 13.84 to $1.00 and the Canadian dollar averaged C$1.13 to $1.00. The effect of the difference in average exchange rates reduced costs by approximately $2.3 million. During fiscal 2015, the Mexican peso averaged MXP 15.87 to $1.00, and the Canadian dollar averaged C$1.28 to $1.00, compared to MXP 13.30 to $1.00, and C$1.10 to $1.00 during fiscal 2014. The effect of the difference in average exchange rates reduced costs by approximately $7.5 million.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

Capital resources

The capital of the Company consists of the consolidated equity, loan facility, debenture and equipment financing, net of cash and cash equivalents.

	December 31,	December 31,	December 31,
	2015	2014	2013
Equity	$96,462	$213,777	$164,352
Loan facility	10,019	11,070	16,438
Debenture	1,480	-	-
Equipment financing	1,229	2,079	3,214
	109,190	226,926	184,004
Less: Cash and cash equivalents (including restricted
cash)	(11,499)	(26,952)	(22,776)
	$97,691	$199,974	$161,228

At December 31, 2015, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied. The capital resources of the Company have decreased to $97.7 million from $200.0 million at December 31, 2014. Equity decreased by $117.3 million as a result of the impairment charge recognized during fiscal 2015, which was partially offset by issued capital relating to the Newstrike acquisition and private placement with Goldcorp.

During December 2015, the Company negotiated an extension of the loan facility, extending the maturity date to January 31, 2016 with the interest rate remaining at 9.0% per annum. In consideration of the extension, the Company paid an extension fee of $0.2 million. Under the terms of the loan facility, the Company pledged all of its assets and provided guarantees in favour of the lender as security for the loan facility. Subsequent to December 31, 2015, the loan facility was refinanced and extended to June 30, 2016 with interest of 12.0% per annum to be paid monthly and the outstanding principal to be paid on the maturity date.

As part of the Newstrike acquisition, the Company assumed a C$2.0 million ($1.6 million) debenture. The terms of the debenture required annual cash interest of 5%, paid semi-annually, and 225 common shares of the Company for every C$0.1 million ($0.1 million) principal value outstanding on a monthly basis. On September 17, 2015, the terms of the debenture were renegotiated to extend the maturity date to May 31, 2016. As part of the negotiation, the Company agreed to issue 86,667 common shares ($0.1 million) of the Company. In addition, 2,167 common shares of the Company are to be issued per month for every C$0.1 million ($0.1 million) principal value outstanding retrospective to June 1, 2015. The total accrued number of common shares at December 31, 2015 and at March 16, 2016 was 43,340 valued at $0.1 million. Cash interest accrues on the amount of the debenture remaining unpaid after the maturity date or, on default, at a rate of 5% payable semi-annually.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

Related party transactions

The Company’s related parties include key management personnel and any transactions with such parties for goods or services are made on arm’s length commercial terms. During fiscal 2015 and fiscal 2014, the Company did not enter into any transactions with related parties.

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. Salaries, benefits and bonuses are included in corporate and administrative expenses.

Key management compensation includes:

	Years ended December 31,
	2015	2014
Salaries and benefits	$1,251	$1,569
Bonuses	752	678
Share-based payments	1,428	973
Termination benefits	1,083	-
	$4,514	$3,220

Dividends

No dividends were declared or paid during fiscal 2015.

Outstanding share data

The total number of outstanding common shares, share options, and warrants at March 16, 2016 are 315,562,210, 21,015,500 and 10,000,000, respectively.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

NON-GAAP AND ADDITIONAL GAAP MEASURES

Non-GAAP Measures

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce. The following table provides a reconciliation of the cash cost per gold ounce and cash cost per gold ounce on a by-product basis to the consolidated financial statements:

	Three months ended			Years ended
		December 31,		December 31,
	2015	2014	2015	2014

Production costs	$26,459	$23,508	$95,542	$97,525

Divided by gold sold (oz)	22,785	25,007	93,196	121,441

Cash cost per gold ounce	$1,161	940	1,025	803

Less: By-product silver credits per gold ounce (1)	(8)	(10)	(8)	(13)

Cash cost per gold ounce on a by-product basis	$1,153	$930	$1,017	$790

(1)

Management has determined that silver metal revenues when compared to the gold metal revenues, are immaterial and therefore are considered a by-product of the production of gold. During Q4 2015 and fiscal 2015, total by-product silver credits were $0.2 million and $0.8 million, respectively (Q4 2014 and fiscal 2014 - $0.2 million and $1.5 million, respectively).

For further details on the calculation of production costs, refer to the notes to the consolidated financial statements. Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are not necessarily indicative of earnings from operations or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

All-in sustaining cash cost per gold ounce

The Company has adopted an all-in sustaining cash cost per ounce on a by-product basis performance measure which is calculated based on the guidance note issued by the World Gold Council. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash.

All-in sustaining cash costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around the Mine at the end of the mine life. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

The following table provides a reconciliation of the all-in sustaining cash cost per gold ounce on a by-product basis to the interim financial statements:

	Three months ended			Years ended
		December 31,		December 31,
	2015	2014	2015	2014

Production costs	$26,459	$23,508	$95,542	$97,525

Corporate and administrative expenses (1)	3,023	2,530	10,519	14,003

Sustaining capital expenditures	56	323	1,308	2,235

Accretion for site reclamation and closure	13	26	51	108

Less: By-product silver credits	(187)	(248)	(806)	(1,535)

All-in sustaining cash costs	29,364	26,139	106,614	112,336

Divided by gold sold (oz)	22,785	25,007	93,196	121,441

All-in sustaining cash cost per gold ounce on a by-product basis	$1,289	$1,045	$1,144	$925

(1)

For fiscal 2014, corporate and administrative expenses include $2.1 million in consulting and professional fees related to a proxy contest launched by a shareholder during Q2 2014. These costs increased the all-in sustaining cash cost per gold ounce on a by-product basis by $16 for fiscal 2014.

Adjusted earnings and total comprehensive income

The Company has included non-GAAP performance measures for adjusted earnings and total comprehensive income and adjusted earnings and total comprehensive income per share throughout this MD&A. Items are adjusted where Management deems them unusual or non-recurring in nature based on the historical and expected future performance of the Company.

The Company believes these measures to be representative of earnings and total comprehensive income; however, these performance measures have no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with GAAP, some investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

	Three months ended			Years ended
		December 31,		December 31,
	2015	2014	2015	2014
(Loss) earnings and total comprehensive income	$(9,517)	$(3,701)	$(190,311)	$9,187
Impairment of mineral properties and other assets	1,857	1,808	228,367	1,808
Reversal of deferred tax liability associated with impaired assets	-	-	(50,690)	-
Adjusted (loss) earnings and total comprehensive (loss) income	$(7,660)	$(1,893)	$(12,634)	$10,995
Adjusted (loss) earnings and total comprehensive (loss) income per share	$(0.03)	$(0.01)	$(0.05)	$0.07

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

Additional GAAP Measures

The Company has included additional GAAP measures which include earnings from mine operations and earnings from operations throughout this document. Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Earnings from mine operations

Earnings from mine operations represents the difference between metal revenues and cost of sales (including depreciation and depletion). Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance and to assess the Company’s ability to generate operating cash flow.

Earnings from operations

Earnings from operations represents the difference between earnings from mine operations, corporate and administrative expenses and impairment charges. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance when also taking into account certain costs not directly associated with production.

The additional GAAP measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, effective as of December 31, 2015. The Company’s significant accounting policies are described in note 3 of the Company’s consolidated financial statements for the years ended December 31, 2015 and 2014.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates based on assumptions about future events that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively in the period in which the estimate is revised.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

Management has made the following critical judgements and estimates:

Critical judgements in applying accounting policies

Critical judgements made by management in applying the Company’s accounting policies, apart from those involving estimations, that have the most significant affect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Functional currency

The functional currency of each entity is determined after consideration of the primary economic environment of the entity. Changes to a primary indicator which are considered to be both substantive and ongoing may result in applying a change in functional currency to the respective entity.

Business combination versus asset acquisition

The Company considered the applicability of IFRS 3 - Business Combinations (“IFRS 3”) with respect to the acquisition of Caballo Blanco and Newstrike. Under IFRS 3 a business has a system where inputs enter a process to produce outputs. The Company has determined that neither Caballo Blanco nor Newstrike meet the criteria for a business based on the indicators outlined by IFRS. As such the Company has determined that these transactions were not business combinations but were asset acquisitions.

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

The Company has determined that capitalized exploration drilling, evaluation, development and related costs have future economic benefits and are economically recoverable. The Company uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Key sources of estimation uncertainty

Significant assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period that may result in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Impairments

The Company assesses its mining interest assets during each reporting period to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount, considered to be the greater of fair value net of selling costs and value in use, is made.

In determining the recoverable amounts of the mineral properties and plant and equipment, management estimates the discounted future cash flows expected to be derived from the Company’s mining properties, costs of disposal the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, or adverse current economic conditions may result in an impairment of the carrying amounts of the Company’s property, plant and equipment or mining interests.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

Mineral reserves

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons.

Interpretation of geological data to estimate the size, depth and shape of an ore body requires complex judgements. The estimation of future cash flows related to proven and probable reserves is based upon engineering factors and other estimates, including, but not limited to, foreign exchange rates, commodity prices, future capital requirements, production costs and metal production.

Changes in the proven and probable reserves or measured, indicated and inferred mineral resource estimates may affect the carrying value of exploration and evaluation properties, plant and equipment, site reclamation and closure provisions, recognition of deferred tax amounts and depreciation and depletion.

Depreciation and depletion

Plants and other facilities used directly in mining activities are depreciated using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves.

Mobile and other equipment are depreciated, net of residual value, on a straight-line basis, over the expected useful life of the equipment to the extent that the useful life does not exceed the related estimated life of the mine based on proven and probable reserves. The calculation of the UOP rate, and therefore the annual depreciation and depletion expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual recovery rates and costs of mining and differences in the gold price used in the estimation of mineral reserves.

Significant judgement is involved in the estimation of useful life and residual values for the computation of depreciation and depletion and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the mining property (“life of mine strip ratio”). Changes in estimated life of mine strip ratios can result in a change to the future capitalization of stripping costs incurred. At December 31, 2015, the carrying amount of stripping costs capitalized was $nil.

Inventories

Expenditures incurred, and depreciation and depletion of assets used in mining and processing activities are accumulated as the cost of ore in stockpiles, ore in process and finished metal inventory. These amounts are carried at the lower of average cost or net realizable value and are subject to significant measurement uncertainty.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

Write-downs of ore in stockpile, ore in process, and finished metal inventory resulting from NRV impairments are reported as current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and production levels. Costs are attributed to the ore in process based on current mining costs, including applicable depreciation and depletion incurred up to the point of placing the ore on the leach pad. Costs are removed from ore in process based on the average cost per estimated recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and estimated recovery. The timing and ultimate recovery of gold contained on leach pads may vary significantly from the estimates.

The estimate of recoverable gold placed on the leach pads is reconciled to the quantity of gold recovered (metallurgical balancing). The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpile, ore in process, and finished metal inventory and the determination of NRV involve the use of estimates. There is a high degree of judgement in estimating future costs, future production levels, proven and probable reserves estimates, gold prices, and the ultimate estimated recovery for ore in process. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

Provision for site reclamation and closure

Site reclamation and closure provisions are recognized in the period in which they arise and are stated as the present value of estimated future costs. These estimates require extensive judgement about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. In view of uncertainties concerning environmental rehabilitation the ultimate costs could be materially different from the amounts estimated.

It is possible that the Company’s estimate of the site reclamation and closure liability could change as a result of change in regulations, the extent of environmental remediation required, the means and technology of reclamation activities or cost estimates. Any such changes could materially affect the estimated provision for site reclamation and closure. Changes in estimates are accounted for prospectively from the period the estimate is revised.

Deferred taxes

The Company’s provision for income taxes is estimated based on expected effective tax rates. The current and deferred components of income taxes are estimated based on forecasted movements in temporary differences. Changes to the expected effective tax rates and differences between the actual and expected effective tax rates and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made or differences are identified.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be accepted by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction.

Forecasted cash flows from operations are based on life of mine projections developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control and that are implementable without significant obstacles. The likelihood that tax positions taken will be accepted by tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses income tax assets.

Share-based payments

Share-based payments are measured at fair value. Share options and share purchase warrants are measured using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant. Share-based payments are charged to earnings or loss from operations over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Contingencies

Due to the nature of the Company’s operations, various legal and tax matters can arise from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements during the period in which such changes occur.

In the fourth quarter of 2012, the Mexican government amended the Federal labour law regarding subcontracting arrangements in order to prevent the use of service companies to avoid labour and tax obligations. As is common practice in Mexico, the Company has entered into such subcontracting arrangements. The amendments set forth by the Mexican government also include certain regulatory requirements regarding an employer’s obligation to compensate employees with appropriate statutory profit sharing.

The Company has assessed the implications of these amendments and has determined that, other than what is recorded, it is probable that no additional obligation for statutory profit sharing or labour payments need be recorded in the consolidated financial statements as at and for the year ended December 31, 2015.

CHANGES IN ACCOUNTING STANDARDS

The Company has not applied the following new standards and amendments to standards that have been issued but are not yet effective:

a)	IFRS 9 - Financial Instruments - In July 2014, the IASB issued the final version of IFRS 9 - Financial Instruments

("IFRS 9") to replace IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward]looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements.

b)

IFRS 15 - Revenue from Contracts with Customers - In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 - Construction Contracts, IAS 18 - Revenue, IFRIC 13 - Customer Loyalty Programmes, IFRIC 15 - Agreements for the Construction of Real Estate, IFRIC 18 - Transfers of Assets from Customers, and SIC 31 - Revenue - Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is mandatory for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements.

c)

IFRS 16 - Leases - In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15, has also been applied. The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

CONTROLS AND PROCEDURES

Disclosure controls and procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

Management regularly reviews the Company’s disclosure controls and procedures however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud. At December 31, 2015, under the supervision and with the participation of the Company’s CEO and CFO, management conducted an evaluation of the design and operating effectiveness of the Company’s disclosure controls and procedures.

Based on this evaluation, management concluded that the Company’s disclosure controls and procedures are effective as of that date.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Internal control over financial reporting includes those policies and procedures that:

-	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
-

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

-

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company assets or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. At December 31, 2015, under the supervision and with the participation of our CEO and CFO, management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation, management concluded that the Company’s internal control over financial reporting was effective as of that date.

There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

RISKS AND UNCERTAINTIES

Risk Factors Relating to the Company’s Business

The Company may not be able to generate sufficient cash to service all of its indebtedness, and may be forced to take other actions to satisfy its obligations under such indebtedness, which may not be successful.

The Company’s ability to make scheduled payments on or refinance its debt obligations depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond the Company’s control. The Company may be unable to maintain a level of cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on its indebtedness.

If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. The Company may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow it to meet its scheduled debt service obligations.

The Company may not be able to refinance, extend or repay our substantial indebtedness owed to our senior secured lender, which would have a material adverse affect on the Company’s financial condition and ability to continue as a going concern.

As of December 31, 2015, the Company owed its senior secured lender $10.2 million (Senior Debt Amount), payable on June 30, 2016. If the Company is unable to raise sufficient capital to repay this obligation at maturity and it is otherwise unable to extend the maturity date or refinance this obligation, it would be in default. The Company cannot provide any assurances that it will be able to raise the necessary amount of capital to repay this obligation or that it will be able to extend the maturity date or otherwise refinance this obligation. Upon a default of the Senior Debt Amount, the Company’s senior secured lender would have the right to exercise its rights and remedies to collect, which would include foreclosing on the Company’s assets. Accordingly, a default would have a material adverse effect on the Company’s business and, if the Company’s senior secured lender exercises its rights and remedies, the Company would likely be forced to seek bankruptcy protection.

The Company’s revenue is derived primarily from the sale of gold, and therefore decreases in the price of gold may cause the Company’s revenue to decrease substantially.

The majority of the Company’s revenue is derived from the sale of gold, and therefore fluctuations in the price of gold represent one of the most significant factors affecting the Company’s operations and profitability. To a lesser extent, the Company also generates revenue from other by-product or co-product metals, such as silver. The price of gold and other commodities has fluctuated widely in recent years and is affected by numerous factors beyond the Company’s control, including:

•	levels of supply and demand;
•	global or regional consumptive patterns;
•	sales by government holders;
•	metal stock levels maintained by producers and others;
•	increased production due to new mine developments and improved mining and production methods;
•	speculative activities;
•	inventory carrying costs;
•	availability and costs of metal substitutes;
•	international economic and political conditions;
•	interest rates;
•	currency values; and
•	inflation or deflation.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

The market price of gold and other metals may decline from current levels. Declining market prices for gold or other metals could materially adversely affect the Company’s operations and profitability. Further, a decline in the market price of gold may also require the Company to write-down its mineral reserves or resources, which would have a material adverse effect on its earnings and profitability.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

The Company is subject to particular risks associated with doing business in Mexico, any of which could result in additional costs to the Company and cause its operating results to suffer.

The Company’s only operating mine and all of its exploration and development properties are located in Mexico. In the past, Mexico has been subject to a number of risks and uncertainties, including:

•	terrorism and hostage taking;
•	expropriation or nationalization without adequate compensation;
•	difficulties enforcing judgments obtained in Canadian or United States courts against assets located outside of those jurisdictions;
•	high rates of inflation;
•	changes to royalty and tax regimes;
•	substantial fluctuations in currency exchange rates;
•	volatile local political and economic developments;
•	difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations;
•	as the price of fuel is set by the federal government the fuel component of cost structure is not necessarily determined by market forces; and
•	difficulty obtaining key equipment and components for equipment.

Criminal activities in the State of Guerrero, where the Company’s Ana Paula Project is located, or the perception that criminal activities are likely, may disrupt operations, hamper the ability to hire and keep qualified personnel and impair access to sources of capital. Risks associated with conducting business in the region include risks related to personnel safety and asset security. Risks may include, but are not limited to: kidnappings of employees and contractors, exposure of employees and contractors to local crime related activity and disturbances, exposure of employees and contractors to drug trade activity, and damage or theft including future gold shipments, if any. These risks could result in serious adverse consequences including personal injuries or death, property damage or theft, limiting or disrupting operations, restricting the movement of funds, impairing contractual rights and causing the Company to shut down operations, all of which may expose the Company to costs as well as potential liability. Such events could have a material adverse effect on the Company’s cash flows, earnings, results of operations and financial condition and make it more difficult for the Company to obtain required financing. Although the Company intends to develop procedures regarding these risks, due to the unpredictable nature of criminal activities, there is no assurance that the Company’s efforts will effectively mitigate risks and safeguard personnel and the Company property effectively.

Any of these factors, among others, may cause changes in the existing business or regulatory environment in Mexico with respect to mineral exploration and mining activities, which could result in additional costs to the Company and thereby cause its operating results to suffer. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks, along with any variation from the current regulatory, economic and political climate may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights. The Company obtains insurance coverage to partially mitigate risk; however, there is no assurance that adequate insurance will be available to cover all risks or if insurance coverage is available the cost of coverage might be prohibitive.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

The Company’s business is subject to various governmental regulations, and compliance with these regulations may cause the Company to incur significant expenses. If the Company fails to maintain compliance with applicable regulations, it may be forced to pay fines, be subject to civil penalties or be forced to temporarily halt or cease operations.

The Company’s business is subject to a variety of federal, state, provincial and local laws and regulations in Mexico and Canada, including:

•	environmental protection;
•	management and use of toxic substances and explosives;
•	management of natural resources;
•	exploration, development, production and post-closure reclamation of mines;
•	imports and exports;
•	price controls or production restrictions;
•	taxation;
•	mining royalties;
•	labor standards and occupational health and safety, including mine safety; and
•	historical and cultural preservation.

The Company’s activities relating to the San Francisco Property are subject to, among other things, regulations promulgated by SEMARNAT, Mexico’s environmental protection agency; DGM, the Mexican Department of Economy—Director General of Mines; and the regulations of CONAGUA, the Comisión Nacional del Agua with respect to water rights. Mexican regulators have broad authority to shut down or levy fines against facilities that do not comply with regulations or standards.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. It is difficult to strictly comply with all regulations imposed on the Company, and even with the application of considerable care the Company may inadvertently fail to comply with certain laws. Such events can lead to fines, penalties, loss, reduction or expropriation of entitlements, the imposition of additional local or foreign parties as joint venture partners and other material negative impacts on the Company.

The Company may be unable to obtain or renew required government permits, or may only be able to do so at significant expense, which may harm its operating results.

In the ordinary course of business, the Company is required to obtain and renew governmental permits and licenses for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits and licenses is a complex and time-consuming process, often involving public hearings and costly undertakings on the Company’s part.

The duration and success of the Company’s efforts to obtain and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits or licenses that are necessary to its operations, or the cost to obtain or renew permits or licenses may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting and licensing process, including challenges to the terms of such permits or licenses, whether successful or unsuccessful, could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

The Company plans to apply for certain permits relating to the Caballo Blanco Project, which the project’s prior owners were unable to obtain in the past. If the Company is unable to obtain such permits, it may be unable to complete the development of the Caballo Blanco Project, which would have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

In order for the Company to carry out its mining activities, its exploitation licenses must be kept current. There is no guarantee that the Company’s exploitation licenses will be extended or that new exploitation licenses will be granted. In addition, such exploitation licenses could be changed and applications to renew existing licenses may not be approved. The Company may also be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties, and will also be required to obtain and comply with permits and licenses that may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. The Company may not be able to comply with any such conditions.

Failure to discover new reserves, maintain or enhance existing reserves or develop new operations could negatively affect the Company’s future results and financial condition.

The long-term operation of the Company’s business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Most of the Company’s properties are in the exploration and development stages and only the San Francisco Property has mineralization considered a mineral reserve pursuant to CIM standards. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The Company’s mineral exploration and development programs may not result in any discoveries of bodies of commercially viable mineralization, and even if commercial quantities of mineralization are discovered, the Company may not be able to bring the mineral property into commercial production. Development of the Company’s mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices, permitting, anticipated capital and operating costs and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the Company’s control. As a result, the Company’s acquisition, exploration and development programs may not yield new reserves to replace or expand current reserves. Unsuccessful exploration or development programs could have a material adverse affect on the Company’s operations and profitability.

In addition, the Company’s ability to sustain its present levels of gold production is dependent upon the identification of additional reserves at the Mine. If the Company is unable to develop new ore bodies, it may not be able to sustain or increase present production levels. Reduced production would have a material and adverse affect on future cash flows, results of operations and financial condition.

The process of estimating mineral reserves and resources is subject to inherent uncertainties, and reported reserves and resources may not accurately reflect the economic viability of the Company’s properties.

There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral and reserve grades must be considered as estimates only. Levels of metals indicated by such mineral reserves or mineral resources may not be produced, and the Company may not receive the price assumed in determining its reserves. These estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the reserve and resource estimates included in this MD&A are well established and reflect management’s best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove unreliable.

Furthermore, fluctuations in the market price of metals, as well as increased capital or production costs or reduced recovery rates may render ore reserves uneconomic and may ultimately result in a reduction of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time. Resource estimates may not ultimately be reclassified as proven or probable reserves. If the Company’s reserve or resource figures are inaccurate or are reduced in the future, this could have an adverse affect on its future cash flows, earnings, results of operations and financial condition.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

In estimating its reserves and resources, the Company relies on laboratory-based recovery models to project estimated recoveries by ore type at optimal crush sizes. Actual gold recoveries in a commercial heap leach operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geological, metallurgical or engineering work and work interruptions, among other things. Short term factors, such as the need for an orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of those operations. Minerals recovered in small scale laboratory tests may not be duplicated in large scale tests under on-site conditions or in production-scale operations. Material changes in proven and probable reserves or resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated proven and probable reserves and resources the Company discloses should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged expert independent technical consultants to advise it on, among other things, mineral reserves and resources and project engineering at the Mine. The Company believes these experts are competent and that they have and will carry out their work in accordance with internationally recognized industry standards. If, however, the work conducted and to be conducted by these experts is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays and increased costs.

Other risks

For further information regarding the Company’s operational risks please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

The Company reports “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A describing mineralization and resources under Canadian standards is not comparable to similar information published by United States companies subject to the reporting and disclosure requirements of the Commission. It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

For detailed technical information related to the Company’s exploration, development, and operating assets, please refer to the Company’s website at www.timminsgold.com or the most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recoveries, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recoveries. Forward- looking statements involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Scientific and technical information contained in this MD&A was reviewed and approved by Taj Singh, P.Eng, and Jose Vizquerra Benavides, MSc, CPG, both of whom are a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.